Mail Stop 4561

July 29, 2009

Mr. Ronald Raup
Chief Executive Officer
MakeMusic, Inc.
7615 Golden Triangle Drive, Suite M
Eden Prairie, MN 55344-3848

>   **Re: MakeMusic, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed March 6, 2009**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2009**
>   **Filed May 8, 2009**
>   **File No. 000-26192**

Dear Mr. Raup:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 8. Financial Statements and Supplementary Data

Notes to Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page 29

1.   We note that customers are entitled to a free upgrade if you launch a new version of software within a specified period. Tell us more about these upgrade rights and whether they are considered specified or unspecified. In addition, provide support for how you have established vendor specific objective evidence of fair value for the elements of your arrangements in which your offer this upgrade. Refer to paragraph 10 of SOP 97-2. Also, tell us how you considered the guidance in paragraphs 36 through 34 and 56 of SOP 97-2 in your accounting for upgrades.

Exhibits 31.1 and 31.2

2.   We note that the lead sentence of the certifications includes the titles of the certifying officers. Please note that the certifications must be provided in the exact form set forth in Item 601(b)(31). Please confirm your understanding of the form requirements and provide us with a representation that you will conform your disclosure in future filings. Please note that this comment also relates to your Form 10-Q for the period ended March 31, 2009.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Item 1. Condensed Financial Statements

Notes to Condensed Financial Statements

Note 6. Segment Reporting, page 8

3.   We note that you began reporting two reportable segments effective January 1, 2009. Explain what impact, if any, this change in your segment reporting structure had on your accounting for goodwill impairment, including your methodology for determining the fair value of each reporting unit. See paragraph 27(a) of SFAS 142. In addition, tell us how you considered disclosing goodwill per segment pursuant to the disclosure requirements of paragraph 45(c) of SFAS 142.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, Melissa Walsh, Senior Staff Accountant, at (202) 551-3224, or me at (202) 551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief